

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 30, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Junichi Matsumoto
Executive Vice President and Chief Financial Officer
Mitsui & Co., Ltd.
2-1 Ohtemachi 1-chome
Chiyoda-ku, Tokyo 100-0004
Japan

> **Re: Mitsui & Co., Ltd.**
> **Form 20-F for the Fiscal Year Ended March 31, 2008**
> **Filed August 4, 2008**
> **Response Letter Dated January 16, 2009**
> **File No. 0-09929**

Dear Mr. Matsumoto:

        We have reviewed your response letter and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>General</u>

1.   You state in your response to our prior comment 1 that you sell medical equipment to non-governmental private entities in Syria. Certain medical equipment and/or components thereof are included in the Commerce Control List of the Department of Commerce. Please tell us whether, to the best of your knowledge, understanding, and belief, any of the equipment, components, or technology you have provided, directly or indirectly, into Syria have military uses, and describe possible military uses of which you are aware. Please also advise us whether, to the best of your knowledge, understanding, and belief, such equipment, components, or technology have been put to military use by Syria, and discuss any such use of which you are aware.

<u>Closing Comments</u>

     Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

     Please contact Norman Gholson at (202) 551-3237 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: P. Bhaumik
    N. Gholson
    <u>Via facsimile</u>:
    Yoichiro Taniguchi, Esq. – Sullivan & Cromwell LLP – 011-81-3-3213-6470